March 23, 2020

Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
c/o Danaos Shipping Co. Ltd, Athens Branch
14 Akti Kondyli
185 45 Piraeus
Greece

       Re: Danaos Corporation
           Registration Statement on Form S-3
           Filed March 19, 2020
           File No. 333-237284

Dear Mr. Chatzis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation